                FORM U-1 APPLICATION/DECLARATION

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              _________________________________




           (Name of company filing this statement
         and address of principal executive offices)

                  Monongahela Power Company
                   (d/b/a Allegheny Power)
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554
             __________________________________


          (Name of top registered holding company)


                   Allegheny Energy, Inc.
                      10435 Downsville Pike
                   Hagerstown, Maryland 21740


           (Names and addresses of agents for service)

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
Declaration to:

                  Thomas K. Henderson, Esq.
             Vice President and General Counsel
               Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD 21740

                     TABLE OF CONTENTS                       Page

 Item 1.  Description of Proposed Transaction  . . . . . .     3

     A.   Introduction  .. . . . . . . . . . . . . . . . .     3

           1.   Authorization Requested. . . . . . . . . . .   3

           2.   Overview of the Transaction  . . . . . . . .   3


     B.   Description of the Parties to the Transaction . . . . 3

           1.   UtiliCorp and West Virginia Power. . . . . .    3

           2.  Monongahela Power, d/b/a Allegheny Power . . .   4

     C.   Post Transaction Management and Operation . . . . .   4

Item 2.  Fees, Commissions and Expenses . . . . . . . . . . .   6

Item 3.  Applicable Statutory Provisions  . . . . . . . . . .   6

     A.  Legal Analysis  . . . . . . . . . . . . . . . . . .    6

           1.   Section 10(c)  . . . . . . . . . . . . . . . .  6

           2.  Section 11(b)(1) . . . . . . . . . . . . . . .   6

           3.   Section 8 - Retention of Gas Properties . . . . 7

           4.  Section 11(b)(1) - A, B, and C Clauses . . .    10

           5.  Section 13(b) . . . . . . . . . . . . . . .     16

           6.  Rule 54 Compliance . . . . . . . . . . . . .    17

Item 4.  Regulatory Approvals . . . . . . . . . . . . . . .    17

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . .    18

Item 6.  Exhibits and Financial Statements  . . . . . . . .    18

     A.   Exhibits  . . . . . . . . . . . . . . . . . . . . .  18

     B.   Financial Statements  . . . . . . . . . . .  . . . . 19

Item 7.  Information as to Environmental Effects . . . . . .   19

Item No. 1.    Description of the Proposed Transaction

     A.   Introduction

          1.   Authorizations Requested


       Monongahela  Power  Company  d/b/a  Allegheny   Power
("Monongahela Power"), a wholly owned electric utility subsidiary of Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding
Company Act of 1935, as amended ("Act"), proposes to acquire, via purchase, and retain all of the West Virginia based electric and gas utility assets and properties owned by UtiliCorp United Inc. ("UtiliCorp"),<FN 1> an electric and gas utility based in Kansas City, Missouri ("Transaction"). Monongahela seeks an order from the Securities and Exchange Commission granting it authorization to retain the gas system.<FN 2>

          2.   Overview of the Transaction

     Allegheny  and  UtiliCorp have entered  into  an  Asset
Purchase   Agreement  whereby  Monongahela,  as  Allegheny's
designated affiliate, will purchase all the regulated assets of UtiliCorp United Inc.'s West Virginia Power Division. The proposed purchase price of the West Virginia Power division is approximately $75 million. The purchase price is subject to adjustment shortly after closing, based upon the closing date
balance sheet.   The  acquisition  price approximates the book
value of the assets. Closing on the transaction is planned for December 1999, assuming all necessary regulatory approvals have been received.<FN 3>

     B.   Description of the Parties to the Transaction

          1.   UtiliCorp and West Virginia Power

     UtiliCorp, a combination utility based in Kansas City, Missouri, provides electric and gas utility services to more than three million electric and gas customers, primarily in the Midwest. UtiliCorp has an isolated service territory in West Virginia which it operates under a division called West Virginia Power.

<FN 1>
1  UtilCorp does business in West Virginia as West Virginia Power.
<FN/>

<FN 2>
2  The purchase of utilit assets is subject to approval by the West Virginia
  Public Service Commission and as such, the acquisition falls within Section 9(b) of the Act and no approval by this Commission is required.
<FN/>

<FN 3>
3 Allegheny is also acquiring an option for one of its subsidiaries to purchase the West Virginia assets of Service Today, Inc., commonly known as Appalachian Electric Heating, an unregulated business which installs and services heating, ventilation and air conditioning systems. Allegheny Ventures,Inc. (formerly AYP Capital, Inc.) will be the subsidiary to purchase those assets. Since the business of Appalachian Electric Heating falls within the activities permitted by Rule 58, no Commission approval is being sought for the acquisition of those assets by Allegheny Ventures, Inc.
<FN/>

      West  Virginia Power is a combination gas and electric
utility  with  service territory only in West Virginia.   It
provides electric energy service to approximately 26,000 customers and natural gas service to approximately 24,000 customers in West Virginia. West Virginia Power's electric distribution lines cover approximately 1,989 miles in a 1,360 square mile service area. West Virginia Power's gas service territory includes approximately 670 miles of gas pipeline in a 500 square mile service area. West Virginia Power provides natural gas service to several pockets in central and south-central West Virginia. West Virginia Power's electric and gas service territories are shown on the map attached hereto as Exhibit E.

     The principal place of business of the West Virginia Power division is in Fairlea, West Virginia. For the twelve months ended December 31, 1999, UtiliCorp's revenues were
approximately  $12.5  billion.   West  Virginia  Power
contributed $51.9 million of those revenues, $28.2 million from electric sales and $23.7 million from sales of natural gas, or
 .04% of total revenues of UtiliCorp for the period.

          2.   Monongahela, d/b/a Allegheny Power

       Monongahela  is  a  wholly  owned  electric   utility
subsidiary  of  Allegheny  and currently  provides  electric service to approximately 325,000 West Virginia customers.<FN 4> Its service territory is contiguous to West Virginia Power's territory.  The  assets to be acquired  from  West  Virginia
Power include both electric and gas facilities.  The service to be provided by Monongahela Power using these assets will be
within the State of West Virginia.  The electric  assets and
West Virginia Power's electric service territory that will be acquired are located in five (5) counties in southeastern
West Virginia which are contiguous to the  West Virginia  service
territory  of   Monongahela  Power.   The natural  gas  assets
and West Virginia Power's gas service territory that will be acquired serve approximately 24,000 customers in relatively small pockets in central and southcentral West Virginia in areas within or relatively close to Applicant's existing service territory.

           Monongahela Power is a member of the Allegheny Power family of companies d/b/a Allegheny Power. Allegheny Power, through its regulated public utilities Monongahela Power, West Penn Power Company and the Potomac Edison Company, delivers electric energy to three million people in parts of Maryland, Ohio, Pennsylvania, Virginia and West
Virginia.   For the twelve months ended December  31,  1998,
Allegheny's  revenues  were  approximately  $2.58   billion.
Mononogahela's revenues were approximately $645 million or 25% of total revenues of Allegheny for the period.

         C.   Post Transaction Management and Operations

      Monongahela Power intends to create two new divisions for this acquisition: one division will encompass the UtiliCorp West Virginia electric assets and another separate division will encompass the UtiliCorp West Virginia gas assets. Monongahela Power will operate the gas and electric service territories by

<FN 4>
4  Its sister operating company, The Potomac Edison Company, also provides electric service to approximately 100,000 West Virginia customers.
<FN/>
using common  resources,  such  as computer  systems,  billing
systems,  buildings,   trucks, equipment, labor, accounting and
other central services,  to the greatest extent practicable.

      After the Transaction, the former West Virginia Power gas system will continue to be operated by the employees who currently perform those services. It is anticipated that gas will be supplied from the existing gas supply agreements in place or as acquired by Monongahela Power pursuant to new contracts.
In   connection  with  this   Transaction, Allegheny Energy
Service Company and Monongahela Power  have entered  into  a
twenty-year Gas  Supply  Option  Agreement ("Agreement")   with
UtiliCorp's   and   its   unregulated subsidiary,   Aquila
Energy.   It  is  not  a requirements contract    and   Allegheny
Energy   Service   Company   and Monongahela  Power are not
obligated to take any  gas  under the Agreement.   Under  the
Agreement,  Allegheny  Energy Service  Company  or  Monongahela
Power  may  take  gas  for generation use or to supply West
Virginia Power customers.

      It is also anticipated that Allegheny Energy Service Corporation, a service company, will offer employment to all employees of West Virginia Power's electric and gas divisions at closing at the same geographic location. Employees will be given credit for all service with the UtiliCorp under all employee benefit plans and arrangements maintained by Allegheny Energy Service Corporation, or, for union employees, to the extent permissible under the Collective Bargaining Agreement and applicable law. Monongahela Power will assume the Collective Bargaining Agreement at closing.

      It is anticipated that an existing power supply agreement with American Electric Power will be assigned by UtiliCorp West Virginia to Monongahela Power and will continue in effect until its termination date of December 31, 2001. Thereafter, electric generation will be supplied from Monongahela Power's own generation or the market; provided, however, that if a plan for retail choice is implemented in
West  Virginia,  customers  will  have  the opportunity   to
choose  their  generation   supplier in accordance with that
plan.

      Following  completion  of  the  Transaction,  the  gas
utility  operations of Applicant, with approximately  24,000 customers in a West Virginia service territory of 500 square miles  and  annual  revenues  of  $22-25  million,  will  be substantially  smaller  than the gas utility  operations  of
Applicant's competitors in the region.  Giving effect to the
Transaction, gas net utility plant will only represent 2.7% of the  total net utility plant of the Applicant or .6%  of
Allegheny  Energy, Inc., whereas electric net utility  plant will represent 97.3% of the total net utility plant of  the Applicant or  99.4%  of Allegheny Energy,  Inc. Operating revenues  for the gas operations will be 3.5% of Applicant's operating  revenues or  .9%  of  Allegheny  Energy,  Inc.'s operating  revenues as compared with the electric operations comprising  96.5% of the
Applicant's operating  revenues  or 99.1%   of  Allegheny
Energy, Inc.'s operating revenues. Customers of the gas operations will constitute 6.3% of all of Applicant's customers or 1.7% of Allegheny Energy, Inc.'s customers, while electric customers will represent 93.7% of the Applicant's customers or 98.3% of Allegheny Energy, Inc.'s customers. The Transaction is small in relation to the transactions in other proceedings in which the Commission has approved the acquisition and retention of gas properties.<FN 5>

Item No. 2.    Fees, Commissions and Expenses

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with this Transaction are ______________ (to be filed by amendment).

Item No. 3.    Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction: sections 9(b)(1), 10 (acquisition of utility assets); sections 8 and 11(b) (retention of gas assets / operations); and rule 54 (EWGs and FUCOs).

     To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

     A.   Legal Analysis

          1.   Section 10(c)

     Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

          (1)  an acquisition of securities or utility assets, or
            of any other interest,    which is unlawful under the
            provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

          (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore applicable to Allegheny, since it is a registered holding company.

     Section 10(c)(1) requires that an acquisition be lawful under Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. As discussed below, the Transaction does not raise any issue under Section 8 or, accordingly, the first clause of Section 10(c)(1). Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the relevant state utility commissions support such an arrangement.

<FN 5>
5  See, e.g., New Century Energies, Inc., HCAR No. 26748, File No. 70-8787
  (Aug. 1, 1997).
<FN/>

     Section  10(c)(1)  also requires that the  transactions
not be detrimental to carrying out the provisions of Section 11.
Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to
ensure  that  unnecessary  complexities   are eliminated  and
voting powers are fairly and equitably distributed. As described above, the Transaction will not result in unnecessary complexities or unfair voting powers.

          2.  Section 11(b)(1)

     Although   Section   11(b)(1)  generally   requires   a
registered holding company system to limit its operations "to a single integrated public utility system, and to such other
businesses   as   are  reasonably   incidental,   or economically
necessary or appropriate to the operations  of such   integrated
public  utility  system,"  a  combination integrated  gas  and
electric system  within  a  registered holding    company   is
permissible   under   Section    8.  Additionally, Section
11(b)(1) provides that  "one  or  more additional  integrated
public  utility  systems"   may   be retained  if,  as here,
certain criteria are  met.   Section 11(b)(2)
directs   the  Commission  "to  ensure  that  the  corporate
structure or continued existence of any company in the holding company system does not unduly or unnecessarily
complicate   the  structure,  or  unfairly  or   inequitably
distribute voting power among security holders, of such holding company system."

     As detailed below, the Transaction will not be detrimental to the carrying out of the provisions of Section 11.

        3.  Section 8 - Retention of Gas Operations

     Monongahela Power's acquisition and retention of the gas operations of West Virginia Power, as contemplated by this Transaction,<FN 6> would be lawful under Section 8 of the Act and would not be detrimental to the carrying out of Section 11 of the Act. The purchase of utility assets is subject to approval by the West Virginia Public Service Commission and as such, the acquisition falls within Section 9(b) of the Act <FN 7> and no approval by this Commission is required. However, approval by this Commission may be required under Section 11 for retention of the gas assets. For reasons hereinafter stated, retention of the gas assets, which is an integral part of this Transaction, satisfies the integration test of Section 11 of the Act.

<FN 6>
6 The West Virginia Power assets will do business as Monongahela Power Company, d/b/a Allegheny Power.
<FN/>

<FN 7>
7 Section 9(b) states: (b) Acquisition of utility assets authorized by State Commission; holding company systems organized in same state.
   Subsection (a) shall apply to---   (1)the acquisition by a public-utility
   company of utility assets the acquisition of which has been expressly authorized by a State Commission.
<FN/>

Section 8 of the Act provides:

     Whenever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company
     thereof . .         . (1) to take any step, without the
     express approval of the State commission of such State, which results in its having a direct or indirect interest in an electric utility company and a gas
     utility   company serving  substantially the   same
     territory; or (2) if it already has any such interest, to acquire, without the express approval of the State commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.

     On its face, Section 8 suggests that, with the approval of the relevant state utility commission(s), registered holding company systems can include both electric and gas utility systems. The purpose of Section 8 is to preclude the use of the registered holding company structure to circumvent
applicable  state  law  restrictions   on   the ownership  of
gas and electric assets by the same  company. Accordingly,
absent   state  objection,   two types of combination  registered
holding companies are implicitly acceptable under the statute: a registered holding company system that includes combination companies and a system that includes separate gas and electric companies.

            Monongahela Power believes it is consistent with the
Act and the Act's policy objectives for the Commission to allow companies to retain both an electric and gas public utility
system provided they obtain state approval.    Since the  passage
of  the  Act,  the Commission  has  emphasized different  aspects of Section 8 and its interplay with Section 11 - initially allowing registered holding companies to own both gas and
electric systems under Section 8,  then focusing   on   Section
11 as controlling determinations regarding combination companies, and requiring the second system to meet the requirements set forth in the A-B-C clauses of Section
11(b)(1).   The  main  policy   behind separating  gas and
electric systems was that gas  utilities would   benefit  from
having separate management focused entirely on the gas utility business. However, both the legislative history of the Act and recent changes in the utility industry indicate that it is an appropriate time for the Commission to reemphasize the provisions of Section 8 of the Act and allow combination registered holding companies where, as in this case, they are permitted under relevant state law.

            A review of the legislative history of Section 8
supports  allowing combination companies  to  remain  within registered  systems  so long as those companies  have  state approval.  In its report, the Senate Committee on Interstate
Commerce  noted that the provision in Section  8  concerning combination companies "is concerned with competition in  the field  of distribution of gas and electric energy -  a field which  is essentially a question of State policy, but  which becomes a proper subject of Federal action where the  extraState device  of  a holding company is used  to  circumvent state
policy." <FN 8>  In  addition,  attached  to  the   above-referenced
committee report is the Report of  the  National Power Policy

<FN 8>
8 The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 29-30 (1935).
<FN/>

Committee on Public-Utility Holding Companies,<FN 9> which sets forth a recommended policy that: "Unless approval of a State commission can be obtained the commission should not permit the use of the holding-company form to combine a gas and electric utility serving the same territory where local law prohibits their combination in a single company." Thus, the legislative history indicates a desire to allow combination companies where state approvals can be obtained.

      More  recently,  in  a 1995 report,  the  Division  of
Investment   Management  of  the  Securities  and Exchange
Commission ("SEC") noted "it does not appear that the  SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of Section 11(b)(1)(A)" and "the utility industry is evolving toward the creation of onesource energy  companies that will provide their  customers with
whatever  type  of energy supply  they  want,  whether
electricity or gas." <FN 10> The Division recommended that the Commission interpret Section 11(b)(1) of the Act to allow registered holding companies to hold both gas and electric operations as long as each affected state utility regulatory commission approved of the existence of such a company.<FN 11> This follows a trend in the utility industry whereby, among other things, customers are increasingly seeking  the  most economic means of meeting their energy needs, and not simply their gas needs or their electric needs, is evidenced by the transformation of traditional utilities into energy  service companies,  the growth  of  new energy  providers  such  as marketers,  and  the
treatment  of  energy  (both  gas  and electric)   as   a
commodity  for  arbitrage  transactions. Finally,  reemphasis on
Section 8 fits within the overall regulatory scheme of the Act.

      First,  Section 11 is flexible and its  interpretation was designed  to  evolve as the policy  concerns  over  the
regulation  of  utility  holding  companies  changed.<FN 12>   As
discussed below, the utility industry and the regulation of that industry have evolved dramatically in recent years. Competitive forces (exactly what the Act was designed to promote) are pushing holding companies to offer more than one form of energy within the same holding company system. Second, a registered holding company would still be required to demonstrate that any acquisition or transaction by which it
would  become  a  combination  company  would  not   be
detrimental to the carrying out of the provisions of Section 11 of the Act. Both systems must be capable of operating efficiently. Thus, Applicant would still have to meet the standards of Section 11, but the construction of those standards should take into account the fundamental policy of the Act to allow local regulators to make the major determination with regard to combination companies.

<FN 9>
9 The National Power Policy Committee was a committee appointed by President Franklin D. Roosevelt consisting of representatives from various government departments concerned with power problems and instructed to report to Congress on the coordination of government policy relating to such problems.
<FN/>

<FN 10>
10  The Regulation of Public-Utility Holding Companies, Division of Investment
   Management, Securities and Exchange Commission (June 1995) ("1995 Report"), at 75-76.
<FN/>

<FN 11>
11  Id.
<FN/>

<FN 12>
12  See Mississippi Valley Generating Co., 36 SEC 159, 186 (1955) (noting that
   Congress intended the concept of integration to be flexible); UNITIL Corp., 50 SEC 961, 967 (1992) (noting that Section 11 contains a flexible standard designed to accommodate changes in the industry).
<FN/>

      The combination of the gas and electric operations of West Virginia Power is permissible pursuant to the terms of Section 8
of the Act and is in the public interest.   First, the
combination of gas and electric operations in West Virginia Power is lawful under the applicable state laws and has not been a source of complaints from the Public Service Commission of West Virginia ("West Virginia PSC") which has, and will continue to
have, direct jurisdiction over the soonto-be   Monongahela  Power
gas  operations.   Neither the Applicant,  nor  its  parent
company, Allegheny, will be circumventing any state laws. In its application for approval of the Transaction by the West Virginia PSC, the Applicant has asked the commission to indicate its support for West Virginia Power to continue as a combination gas and electric company. Further, retaining West Virginia Power's gas operations will afford customers greater diversity in meeting their energy needs, especially given that the gas and electric operations of West Virginia Power and the Applicant operate in substantially the same territory. Moreover, the historical concern that a holding company such as Applicant's parent, Allegheny, or the Applicant itself would be able to emphasize greatly one form of energy over the other has dissipated both because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy above all else, and because state regulators will have sufficient control over, and would be unlikely to approve, a combination company that attempts to undertake such practices.

          Further, Section 11(b) states:

          The   Commission  may  permit  as  reasonably
          incidental,  or  economically  necessary   or
          appropriate to the operations of one or  more
          integrated    public-utility   systems    the
          retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

      For  the  foregoing  reasons,  the  Commission  should
approve  the  retention by the Applicant  of  West  Virginia
Power's  gas system as contemplated by the Transaction.   No
policy would be furthered by divestiture.

             4.   Section 11(b)(1) - A, B, C Clause

      Even if the Act were not interpreted as generally permitting combination gas and electric systems upon receipt of state approval, Section 11 contains additional provisions that permit the retention by the Applicant of West Virginia Power's gas system. Section 11(b)(1) of the Act allows a registered
holding  company  to  retain  "one   or   more" additional
integrated systems if certain conditions are satisfied. Specifically, the Commission must find that:

     (A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

     (B)  All  of such additional systems are located in one
          State, adjoining States, or a contiguous foreign country; and

     (C) The combination of systems under the control of a single holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

     Each  of  these  requirements  is  satisfied  in  this
Transaction.   Retention by the Applicant of  West  Virginia
Power's  gas  system is therefore appropriate under  Section
11(b)(1).

          (a)  Loss of Economies

      In its 1995 Report, the Division recommended that the Commission "liberalize its interpretation of the `A-B-C'
clauses."<FN 13>   In  recent  years  the  Commission  has   been
presented  with  several  opportunities  to  implement   the
Division's recommendations as to the appropriateness of combination electric and gas companies under the Act.
Following   the  Division's  recommendation  to   liberalize
interpretation of Section 11, the Commission has approved a number of convergence mergers, clarifying that the Act "does not prohibit ownership of combination gas and electric systems."<FN 14>

      In  approving  the formation of New Century  Energies, Inc.
as a combination gas and electric registered holding company, the Commission stated:

     The   Commission   has  previously  taken   notice   of
     developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and has analyzed proposed transactions in light of these changed circumstances. . . . The gas and electric industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated
     entities to be weaker competitors than  they would   be
     together.   This  factor   adds   to   the quantifiable
     loss  of economies  caused  by  increased costs.<FN 15>

      Most importantly, the Commission distanced itself from earlier, more restrictive precedent stating:

<FN 13>
13  1995 Report at 74.
<FN/>

<FN 14>
14  See New Century Energies, Inc., HCAR No. 26748, File No. 70-8788
   (Aug. 1, 1997).  See, e.g. WPL Holdings, Inc., HCAR No. 26856 (Apr. 14,
   1998), aff'd sub nom., Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999); CINergy Corp., HCAR No. 26934, File No. 70-8427
   (Nov. 2, 1998); Conectiv Inc., HCAR No. 26832, File No. 70-9069 (Feb. 25,
   1998).
<FN/>

<FN 15>
15 See New Century Energies, Inc., HCAR No. 26748, File No. 70-8787, text & nn. 59-60 (Aug. 1, 1997). See also CINergy Corp., HCAR No. 26934, File No. 70-8427 (Nov. 2, 1998); WPL Holdings, Inc., HCAR No. 26856 (Apr. 14,
   1998).
<FN/>

     In the 1960s, when the [New England Electric System ("NEES")] . . . case was decided, utilities were
     primarily franchised   monopolies with captive ratepayers,
     and competition between suppliers of gas and electricity, however limited, was virtually the only source of customer choice and was thus deemed beneficial to energy consumers. The fact that other gas utilities of comparable size could operate successfully on an independent basis was evidence that a gas system could also operate on its own, a desirable result, without a substantial loss of
     economies.  The empirical basis   for  these  assumptions,
     however, is rapidly eroding. Although franchised monopolies are still the rule, competition is increasing. Increased expenses of separate operation may no longer be offset, as they were in New England Electric System, by a gain of qualitative competitive benefits, but rather may be compounded by a loss of such benefits . . . .<FN 16>

      Recently, in WPL Holdings, the Commission applied the formula it had used to calculate lost economies in New Century Energies. In addition to examining the increased costs of the gas operations as calculated in the applicants' study, the Commission recognized that "other factors operate to compound the loss of economies represented by increased costs." In particular, the Commission referred to the retention of gas assets as offering applicants the ability to compete more effectively in the emerging energy services market. The U.S. Court of Appeals for the D.C. Circuit has upheld the
Commission's  reinterpretation  of  the   A-B-C clauses and
Section 11.<FN 17>

      Applicant supports the Commission's recent interpretations of Section 11. From a policy perspective, the Commission's historic concern underpinning its decision in NEES and other earlier decisions where the retainability of gas properties by registered electric systems was at issue - namely, of fostering competition between electric and gas - is simply no longer valid given the current "state of the art" in the electric and gas utility industries.Since the Commission decided the NEES case, profound economic and regulatory
factors  have   caused
fundamental   changes  in  the  gas  supply   and   electric
generation   industry.    These  changes have made the
Commission's   earlier   positions   regardingcombination
utilities  obsolete.   Since combination  ownership  creates
efficiencies and no longer has the effect of eliminating competition, there is no reason for the Commission to prohibit combination ownership under the circumstances presented here.

      The logic of the New Century Energies and WPL Holdings orders is equally compelling in the instant situation. As
discussed below, Applicant  satisfies   the traditional analysis,
as the losses estimated from divestiture of West Virginia Power's gas system are generally consistent with the losses found adequate in earlier cases. As in New Century Energies and WPL Holdings, Applicant notes that there are significant economies and competitive advantages inherent in a combined gas and electric utility as contrasted to a utility offering only electric or gas. Increased costs as a result of divestiture of West Virginia Power's gas operations would be

<FN 16>
16  See New Century Energies, Inc., HCAR No. 26748, File No. 70-8787
   (Aug. 1, 1997).
<FN/>

<FN 17>
17  See Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir.
   1999) (affirming WPL Holdings, Inc. and the Commission's expansive interpretation of Section 11).
<FN/>
compounded  by  loss  of qualitative competitive benefits.

      Applicant believes that divestiture or spin-off of the gas system, and its operation on a stand-alone basis, would result in the loss of substantial economies. Lost economies would arise from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors would be immediate and substantial. In the absence of rate relief, those lost economies would substantially injure shareholders and customers upon divestiture of the gas properties. A substantial increase in costs would cause a substantial decrease in earnings to West Virginia Power's shareholders absent rate relief to recoup those increased costs. Absent rate relief to the gas system, it would earn a return that is much smaller in comparison to that earned by other utilities in the region, making it more expensive for the gas system to go into the market for financing. Further, if rate relief were granted with respect to the lost economies, then consumers would bear those substantial costs over what they would have to pay if the properties were retained as contemplated by the proposed transaction.

     Rate recovery of these cost increases would result in a significant increase in the level of costs borne by retail gas customers in West Virginia with no corresponding increase
in  the  level or quality of  service.   The  rate increases
required to provide the level of revenue needed to cover costs to operate West Virginia Power's gas system would be significant. Such rate increases would make the new stand-alone gas company less competitive at a time when competition in the energy industry is rapidly increasing due to Federal Energy Regulatory Commission ("FERC") Order No. 636 and other FERC
and  state  regulatory  restructuring initiatives.   As  a result
of divestiture, the  stand-alone gas company  would  experience
increased  annual   costs, capitalization costs and transition
costs, as well  as  lost merger  savings.    Annual  costs would
include additional labor and overhead expenses due to the loss of shared services with Monongahela Power's and West
Virginia  Power's electric  operations.   The  stand-alone  gas
system  would experience  additional labor and overhead  expenses
in  the following   departments:    Information   Resources;
Human Resources;  Accounting; General Engineering  and
Facilities Management; Materials Management; Transportation Service; Purchasing; Public Affairs; Shareholder Relations; Marketing and Customer Relations; Meter Reading (for two utilities); Executive Office; Treasury, Legal and Audit functions.

      Annual costs would also include increases in non-labor operations and maintenance expenses in the following areas:
Hardware Leases and Software Maintenance; Disaster Recovery (i.e., services to ensure that the system would be able to continue to operate in the event of a disaster); Automated
Mapping/Facilities  Management  System   ("AM/FM   System");
Office Supply Purchases (i.e., as a stand-alone company, the gas system would also experience a loss in advantage when bargaining for supplies, which would result in increased costs); and Audit Fees. Increased capitalized expenditures would arise from the capitalized portion of labor increases, as well as from the capital costs associated with materials purchases. Gas supply expenses could increase significantly as a  result  of divestiture because of loss  of  utilizing existing
fuel management personnel and cross-over  strategy to use   gas
during  summer  peaking  time  for  electric
generation.   Similarly,  regulatory  costs  would involve
additional duties for the West Virginia Public Service Commission as a result of regulating an additional utility. The additional duties would largely be the result of duplicating existing approvals, such as separate requests for approval of financing, rules, regulations and consents.

      The  process  of divesting West Virginia  Power's  gas
system   would   result   in  significant transition and
divestiture   costs   for   the  stand-alone   gas system.
Currently, the gas and electric operations of West Virginia Power share operations services and most administrative and financial services, as well as the information systems support for these areas. Following divestiture, the standalone gas system would be responsible for all operations and support functions. It would need to develop capabilities in these
areas.   It  would also need to hire  and  train  new staff,
purchase  and  install  equipment,  and   implement
information systems, to return it to its current level. Further, creation of the stand-alone gas system is a complex
legal and financial  transaction  that       would require
significant involvement of both investment bankers and outside legal counsel. Transitional expenses would be high. UtiliCorp has a desire to exit all regulated utility business operations in West Virginia. It has no desire to retain the gas assets or sell their assets piecemeal. It desires to sell the gas assets with the electric assets since they have integrated their operation.

     Monongahela Power has estimated that the combination of West Virginia Power's assets with its own will result in savings of $6 million per year. As a result of divestiture, these savings would be lost to both the stand-alone gas system and the remaining Monongahela Power electric system. By comparison, retention of the gas system would allow cost savings due to the operating efficiencies that would be achieved, and would minimize rate increases in the future.

      The potential physical bypass of Local Distribution Companies ("LDCs") is becoming a reality that LDCs must face daily, along with the commensurate possibility of a decreasing customer base, resultant rate increases, and potential stranded costs. Recently, FERC has allowed the bypass of LDCs by interstate pipelines in order to promote competition.

      In addition, natural gas service continues to compete with alternative fuels. Cost increases to the gas utility operations from divestiture would increase the bypass risk. In addition, the growing focus on competition has begun to require the unbundling of LDC services. LDCs already face fierce price competition, and must remain competitive to avoid shareholder losses and a reduced customer base. As a result of the increased costs from divestiture, bundled or unbundled services may become uncompetitive as the rate increases needed to recover these cost increases could potentially result in rates that few customers would pay when compared to other available competitive options.

      Further, divestiture of West Virginia Power's gas properties would also result in a loss of the cost-saving benefits of the economies offered by the "energy services"
approach of  the Applicant to the utility business.   While the
losses  cannot  now  be  fully  quantified,  they  are
substantial.   At the center of the energy services  company
concept is the idea that providing gas and electric services and products is only the start of the utility's job. In addition, the utility must provide enhanced service to the consumer by providing an entire package of both energy
products  and  services.   In  this  area,  the  Applicant's
purchase of West Virginia Power, a combination company, is a part of a trend by utilities to organize themselves as energy service providers, that is, providers of a total package of energy services rather than merely suppliers of gas and electric products. The goal of an energy service company is to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than the competition. An energy service company can provide the customer with a low cost energy (i.e., gas, electricity, or conservation) option. This trend towards, and the need for, convergence of the former separate electric utility function and gas utility function into one energy service company was recently recognized by the Commission in the Consolidated Natural Gas Company order, where the Commission stated: "It appears that the restructuring of the electric industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the
interchangeability   of   different   forms    of    energy,
particularly gas and electricity."<FN 18>

     Monongahela Power believes that the standards of Clause A are satisfied in light of the increased expenses and the potential loss of competitive advantages that would result from separation of West Virginia Power's gas system. Accordingly, Monongahela Power believes that the Commission should find the standards of Clause A satisfied with respect to West Virginia Power's gas system.

          (b)  Same State or Adjoining States

     The proposed acquisition and retention of West Virginia Power's gas utility system satisfies Clause B of Section
11(b)(1) of the Act. The West Virginia Power gas utility system is located within West Virginia counties in areas within or relatively close to Applicant's service territory.

          (c)  Size

     Finally, retention of West Virginia Power's gas utility system satisfies the remaining clause of Section 11(b)(1). Under Clause C, the combination of systems under the single control of the Applicant, including West Virginia Power's gas utility system, will not be so large (given the state of the art and the region or area affected) as to impair the advantages of localized management, efficient operation, or the effectiveness
of  regulation.   The  Commission has determined previously that
the relevant consideration is not size alone, or size in any absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation, and effective regulation. Based on this perspective, it is clear that the continued operation of the gas system of West Virginia Power as a division within Monongahela Power is not too large.

      With respect to localized management, the Transaction as a whole will enhance localized management from an existing, contiguous large utility in West Virginia rather than the existing isolation of a service territory separated from its headquarters and major management in Kansas City and far removed from UtiliCorp's other service territories After the Transaction is completed, management will remain geographically close. No reduction in support crews is presently expected

<FN 18>
18  See Consolidated Natural Gas Co., HCAR No. 26512 (Apr. 30, 1996).
<FN/>
of the West Virginia Power employees, and the resources of the Applicant will be used to supplement and aid service efforts;
the gas system is expected  to  be operated  by  the  employees who  currently  perform  those services.  West Virginia Power will be implementing customer service  improvements  to both gas and electric operations. All customers will have access to the Applicant's toll-free 24-hour customer service center located in West Virginia, providing customers with a single point of
contact  for  all of  their  energy  needs.   Thus, the
advantages of local management will not only be preserved but will be promoted by this transaction. In terms of regulatory effectiveness, the West Virginia PSC has been regulating West Virginia Power as a combination electric and gas company since the late 1980's, and thus, the Transaction will not alter the effective regulatory treatment of the company. Likewise, the historical joint gas and electric utility operations of West Virginia Power have never raised regulatory concerns in West Virginia, and the Applicant and West Virginia Power have requested that the West Virginia PSC approve the retention of the existing gas system of West Virginia Power. Retaining the West Virginia Power gas operations under the Applicant will facilitate and enhance the efficiency of the gas operations.

     As in the New Century Energies and WPL Holdings orders, the proposed Transaction offers the Applicant a means to compete more effectively in the emerging energy services business. Further, as discussed above, the Transaction will give rise to none of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that Section 11(b)(1) and the Act generally were intended to prohibit. Moreover, as previously noted, the parties have requested, and expect to receive an order from the West
Virginia PSC, approving the acquisition and stating that it does not object to retention of the gas system by the Applicant. As discussed in the SEC's 1995 Report, approval of the state commission is the prerequisite for potential liberalization of
the  retention  standard.    Thus,                 the Commission
should  authorize  retention  of  West  Virginia
Power's gas operations.

          5.   Section 13(b) Compliance

     Section 13(b) provides that:

            it shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise,
          to enter into or take any  step  in the   performance
          of  any  service,   sales,                     or
          construction   contract  by  which  such   company
          undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as
          the  Commission  by  rules               and
          regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated among such companies.

Any transaction between Allegheny Energy Service Company and Monongahela Power related to the disposition of gas acquired by one or the other under the Gas Supply Option Agreement shall be in compliance with section 13(b) of the Act and rules 90 and 91 under the Act.

          6.   Rule 54 Compliance

     Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWG") or foreign utility companies ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.

Item No. 4.    Regulatory Approvals

      Monongahela Power's purchase of utility assets is subject to approval by the West Virginia Public Service Commission. UtiliCorp must also seek approval from the Iowa Public Service Commission where it provides utility service. A Petition for Approval of the proposed acquisition of utility assets has been filed with the West Virginia Public Service Commission, and filings will be made with the Federal Energy Regulatory Commission under the Federal Power Act and with
the Department of Justice under the Hart-ScottRodino   Act.  A
filing will be made with the Federal Communications Commission for transfer of communication licenses incidental to operation of the utility assets being acquired.

      No  regulatory agency, other than this Commission  and
those   mentioned    above,   has   jurisdiction   over   the
Transaction.


Item No. 5.    Procedure

      It is requested that the Commission's order granting this Application / Declaration be issued on or before November 24, 1999, inasmuch as closing is anticipated for December 1999. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and
its  effective  date.    Applicant consents to the Division of
Corporate Regulation's assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the transactions covered by this Application or Declaration.

Item No. 6.    Exhibits and Financial Statements

               (a)  Exhibits

                    B-1 Asset Purchase Agreement (to be filed by amendment)

                    B-2  Affidavit of Peter J. Dailey
                    (to be filed by amendment)

                    D-1  Application to the West Virginia Public
                    Service Commission (to be filed by amendment

                    D-2  Order   of  the  West  Virginia   Public
                    Service Commission (to be filed by amendment)

                    D-3  Application   to   the  Federal   Energy
                    Regulatory Commission (to be filed by amendment)

                    D-4  Order  of  the Federal Energy Regulatory
                    Commission(to be filed by amendment)

                    D-5  Hart-Scott Rodino Notification Filing
                    (to be filed by amendment)

                    D-6  Application      to     the      Federal
                    Communications Commission (to be filed by amendment)

                    D-7  Order   of  the  Federal  Communications
                    Commission(to be filed by amendment)

                    D-8  UtiliCorp's Application to the Iowa
                    Public Service Commission
                    (to be filed by amendment)

                    D-9  Order   of   the  Iowa  Public   Service
                    Commission(to be filed by amendment)

                    E  Map  showing combined service
                    territory of Monongahela Power and West Virginia Power (gas and electric)
                    (to be filed by paper on Form SE)

                    F Opinion of Counsel (to be filed by amendment)

                    G Financial Data Schedules (to be filed by amendment)

                    H       Form of Notice

               (b)  Financial Statements as of September 30, 1999

                    FS-1   Monongahela Power  balance sheet, per
                    books and  pro forma  (to be filed by
                    amendment).

                    FS-2   Monongahela Power statement   of
                    income   and   retained earnings, per books
                    and pro forma (to be filed by amendment).

Item No. 7.    Information as to Environmental Effects

          (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of
               Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          (b)  Not applicable.


               SIGNATURE

      Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              MONONGAHELA POWER COMPANY


                              By_____________________________
                                   Terence A. Burke
                                   Deputy General Counsel


Dated:  October 26, 1999